Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO PRESENT AT THE
HARRIS NESBITT GERARD CONFERENCE

TORONTO, May 4, 2004 – Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the Harris Nesbitt Gerard Travel, Lodging and Gaming 2004 Conference to be held in New York on May 5, 2004. M. Jerry Patava, FHR’s Executive Vice President and Chief Financial Officer, will present at approximately 2:30 p.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for one year. The webcast will last for approximately 45 minutes.

In an effort to assist the investment community in better understanding the seasonality of FHR’s portfolio, FHR will be discussing its 2004 quarterly earnings breakdown. This information will also be available on FHR’s website on Wednesday afternoon.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com